

August 22, 2012

<u>Via Facsimile</u>
Mr. Thomas J. Stirnweis
Vice President and Chief Financial Officer
Getty Realty Corp.
125 Jericho Turnpike, Suite 103
Jericho, NY 11753

> **Re: Getty Realty Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-13777**

Dear Mr. Stirnweis:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition…, page 33</u>

1.   In future Exchange Act reports, please revise your disclosure to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions, and tenant concessions. Also discuss the average market rents trends, including the impact of tenant reimbursements.

<u>Capital Expenditures, page 45</u>

2.   Please quantify for us the amount of capital expenditures other than property acquisitions for the years ended December 31, 2011, 2010, and 2009, and where material, in future Exchange Act reports please separately disclose these amounts here and in the consolidated statements of cash flows.

Notes to Consolidated Financial Statements, page 58

Note 1. Summary of Significant Accounting Policies, page 58

3.　　It appears that you account for all environmental remediation costs as asset retirement obligations under ASC 410-20. Please tell us how you determined that you did not have any environmental obligations under ASC 410-30. Refer to ASC 410-20-15-3(b).

Note 3. Commitments and Contingencies, page 62

4.　　In future Exchange Act reports, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for asset retirement obligations, legal proceedings, and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 410-30-50 and ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant